

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Ross Levinsohn
Chief Executive Officer
The Arena Group Holdings, Inc.
200 Vesey Street, 24th Floor
New York, New York 10281

> **Re: The Arena Group Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 24, 2023**
> **File No. 333-269393**

Dear Ross Levinsohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jen Hitchcock